EXHIBIT 99.1

Mogo Announces Early Conversion of Convertible Debentures & Date

of Special Shareholder Meeting to Approve Acquisition of Carta Worldwide

•	Conversion of debentures will result in strengthened balance sheet and reduced interest expense going forward
•	On track to close previously announced acquisition of digital payments company, Carta Worldwide, by the end of January 2021 with special shareholder meeting scheduled for January 15, 2021
•	Mogo had more than $26M of cash & investment portfolio at the end of the most recent quarter providing the company with significant financial flexibility

All figures in Canadian $

Vancouver, British Columbia, December 10, 2020 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), a financial technology company focused on empowering consumers with innovative digital financial solutions through its mobile app, today announced that it will be giving notice to holders of its 10.0% convertible senior secured debentures due May 31, 2022 (TSX: MOGO.DB) (the “Convertible Debentures“) that such Convertible Debentures will be converted into common shares of Mogo (“Shares”) on or about January 11, 2021 (the “Conversion Date”).

Under the terms of the indenture relating to the Convertible Debentures, at any time that the 20-day volume weighted average trading price (“VWAP”) of the Shares on the TSX exceeds $3.4375 per Share, the Company may convert the Convertible Debentures in whole or in part, including any accrued and unpaid interest, to Shares. Subject to the terms of the indenture relating to the Convertible Debentures, the principal amount of the Convertible Debentures shall convert at $2.75 per Share and, subject to TSX approval, the accrued and unpaid interest on such Convertible Debentures shall convert at the greater of (i) the 20-day VWAP of the Shares on the fifth trading day prior to the Conversion Date and (ii) the maximum discount permitted by the rules of the TSX, less any taxes required to be deducted therefrom.

“We have taken multiple meaningful steps to improve our profitability and our balance sheet in 2020, and this early conversion will further simplify our capital structure moving forward,” said Greg Feller, President and Chief Financial Officer of Mogo. “As we transition back to growth mode heading into 2021, we are financially well positioned.”

Currently there is an aggregate principal amount of approximately $10.9 million of Convertible Debentures outstanding.

The Company also announced that it will hold a special meeting of shareholders to approve its previously announced acquisition of Carta Solutions Holding Corporation, also know as Carta Worldwide, on January 15, 2021.

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Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding the conversion of the Convertible Debentures and the number of Shares issued upon such conversion, the effect of the conversion on Mogo’s balance sheet and interest expense and the anticipated closing of Mogo’s previously announced acquisition of Carta Worldwide. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and be more mindful of the impact they have on society and the planet. Users can sign up for a free account in only three minutes, begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals and have a positive impact on the planet including a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, free monthly credit score monitoring, ID fraud protection and personal loans. Members can also easily buy and sell bitcoin 24/7 through the Mogo app, as well as participate in Mogo’s new bitcoin rewards program. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products, all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision to gamify financial health and become the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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